UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 14, 2006
OFFSHORE SYSTEMS INTERNATIONAL LTD.
(Translation of registrant’s name into English)
107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

News Release
FOR IMMEDIATE RELEASE
OSI Geospatial Reports 2006 Second Quarter Financial Results
July 12, 2006
Vancouver, Canada
OSI Geospatial Inc. (TSX: OSI; OTCBB: OSIIF) announced today its financial results for the second fiscal quarter ended May 31, 2006. Effective the second quarter of 2006, the company has changed its reporting currency to U.S. dollars from Canadian dollars. All amounts are reported in U.S. dollars and in accordance with U.S. GAAP, unless otherwise indicated.
For the second quarter of 2006, OSI Geospatial reported revenue of $6.1 million, up from $1.5 million for the same quarter in 2005. The $4.6 million increase includes $2.4 million in land and air systems revenue gained through the company’s new U.S. systems operations. Marine systems revenue increased approximately $1.7 million and mapping revenue increased approximately $585,000 compared to the prior year’s quarter. The increase in marine systems and mapping revenue reflects contract awards during the period from new and existing customers.
For the second quarter of 2006, the company reported earnings before taxes of $93,983 and a net loss after taxes of $2,137 compared to a net loss before taxes of $1.2 million and a net loss after tax of $1.4 million for the same quarter in 2005. The improvement is attributable to the substantial increase in revenue and higher gross profit from an increase in software revenue. The net loss available to common shareholders was $715,055 or $0.02 per share for the second quarter of 2006 and includes approximately $525,000 for dividends paid to preferred shareholders. This compares to the net loss available to common shareholders of $5.6 million or $0.20 per share in the prior year’s quarter.
“Overall we had a very strong quarter with substantial revenue growth. Contract awards were strong at $6.9 million. Top line results were solid in all of our businesses. Gross and operating margins rose and our business was profitable before taxes,” said Ken Kirkpatrick, president and chief executive officer of OSI Geospatial. “This quarter we demonstrated excellent progress against our goals to grow company revenue, strengthen our leadership in the international defense and commercial market, and demonstrate our ability to penetrate the U.S. defense, homeland security and commercial markets.”
Second Quarter Highlights
▪	Secured land and air systems contracts totaling $2.7 million with the U.S. Department of Defense

▪	Secured marine systems contracts totaling $2.8 million, including a $1.8 million contract by L-3 Communications Marine Systems for a U.S. Navy program

▪	Secured mapping contracts totaling $1.4 million, including the company’s first prime contract in California with a mapping project for Stanislaus County

OSIGeospatial Inc.	Suite107-930 West 1st Street North Vancouver, BC V7P 3N4 Canada	tel +1 604 904 4600| fax +1 604 987 2555 www.osigeospatial.com

News Release
▪	Announced the Royal Norwegian Navy has selected the company’s surface and subsurface navigation systems for deployment on its mine warfare vessels and submarines

▪	Launched the simplified voyage data recorder (S-VDR) product for the commercial shipping market that will enable ship operators to benefit from the company’s proven, world-leading navigation technology while meeting newly mandated International Maritime Organization (IMO) carriage requirements
Outlook
“We continue to show steady progress against all of our goals for fiscal 2006. Since the last investor conference call we have announced a very important contract with L-3 Communications Marine Systems which delivers on our stated objective to win a significant U.S. Navy contract,” continued Mr. Kirkpatrick. “We have also expanded our presence in the commercial maritime market – signing our first commercial customer in Europe and announcing a contract with Teekay Shipping to install our navigation systems on vessels under construction.”
Management reiterates revenue guidance of C$28 million to C$32 million for fiscal 2006. In support of the reporting currency change from Canadian dollars to U.S. dollars, the company has converted its Canadian dollar guidance to US$24 million to US$28 million.
Management has outlined the following goals for the fiscal year ending November 30, 2006 and is pleased to report the following progress:
1.	Revenue in the range of $24 million to $28 million
•	Reported $9.8 million in revenue for the first half of fiscal 2006
2.	Demonstrate U.S. market penetration by winning a significant U.S. Navy contract
•	Signed a $1.8 million contract with L-3 Communications Marine Systems for the delivery of one of the company’s command and control products for a U.S. Navy program
3.	Demonstrate market development in the company’s existing customer base by securing a significant prime contract from the British Royal Navy
•	The company is pursuing several opportunities and expects to meet this goal by the end of the third quarter of 2006
4.	Expand the company’s customer base by securing one new customer in each of the three defense domains: air, land, and sea
•	Announced contracts with the U.S. Office of the Naval Research and the Royal Norwegian Navy
5.	Accelerate U.S. and international market penetration by signing a teaming agreement with a top-tier defense contractor
•	The company is making solid progress towards completing this goal
6.	Diversify into new market sectors by leveraging the company’s core navigation technology in the development of new products
•	Launched the S-VDR product for the commercial maritime market
Conference Call
OSI Geospatial will present the results from the 2006 second quarter at 8:00 a.m. Eastern Time (5:00 a.m. Pacific Time), today, July 12, 2006. The conference call may be accessed on the company’s investor site at www.osigeospatial.com. To listen to the conference call live by telephone, dial +1-866-400-2280 for participants in North America and +1-416-850-9143 for Toronto area and international participants approximately ten minutes before the start time. A telephone playback will available via telephone for two business days, beginning approximately two hours after the call. To listen to the

News Release
telephone replay please dial +1-888-567-0782 and for international callers, dial +1-402-220-2884. Enter access code 2352238.
About OSI Geospatial
OSI Geospatial Inc. delivers advanced systems and software to address the growing need for enhanced situational awareness in command, control, communications, and intelligence applications. By providing essential tactical and geospatial information, the company’s systems and software help decision-makers know the precise location of mission operations across all military forces while integrating information with allies. OSI Geospatial systems are in use by military, government, and commercial customers around the world. The company is publicly traded on the Toronto Stock Exchange (OSI) and the Over the Counter Bulletin Board (OSIIF). For additional information please visit www.osigeospatial.com.
Forward-Looking Statements
Certain statements made in this news release that are not based on historical information (including those in the section entitled “Outlook”) are forward-looking statements which are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934 and Section 138.4(9) of the Ontario Securities Act. These forward-looking statements are subject to risks and uncertainties. Actual results may differ from these projections. The risks associated with the Company’s business include risks related to its reliance on international government contracts; the number of large customer transactions and the related lengthy sales cycles in executing those opportunities; uncertainties associated with competitive bidding processes and contract negotiations; actions by government authorities; the effects of general economic and political conditions; changing foreign exchange rates; and challenges related to the company’s ability to introduce, develop and implement new products and enhancements to existing products that respond to customer requirements in a changing, complex, technological market. A complete discussion of the company’s risk factors is presented in the company’s most recent annual reports, filed with the United States Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators (“CSA”), as well as other periodic reports filed with the SEC and the CSA. The Company does not undertake any obligation to update the forward-looking statements.
Copyright © 2006 OSI Geospatial Inc. and its affiliated or related companies. ECPINS and COP-IDS are registered trademarks of Offshore Systems Ltd., an OSI Geospatial company. Other company brand, product and service names are for identification purposes only and may be either trademarks, service marks or registered trademarks of their respective owners. Data subject to change without notice.
For more information:
Tracy Rawa
Manager, Investor Relations
+1 604 904 4627 or +1 888 880 9797
+1 604 987 2555 (FAX)
invest@osigeospatial.com

News Release
OSI Geospatial Inc.
Consolidated Balance Sheets (Unaudited)
(in U.S. dollars, U.S. GAAP)

	May 31	November 30
	2006	2005

Assets

Current assets
Cash and cash equivalents	$1,419,553	$8,222,226
Marketable securities	159,685	—
Restricted cash	60,000	189,519
Accounts receivable	7,223,816	9,419,395
Inventory	1,109,450	937,554
Prepaid expenses and deposits	672,779	532,282

	10,645,283	19,300,976
Plant and equipment	1,080,632	869,398
Intangible and other assets	870,558	625,799
Goodwill	8,130,396	405,681

	$20,726,869	$21,201,854

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$3,017,715	$3,359,656
Income taxes payable	62,022	242,411
Unearned revenue	874,823	454,220

	3,954,560	4,056,287
Deferred income taxes	342,697	200,998

	4,297,257	4,257,285

Stockholders’ Equity

Issued and outstanding
30,262 Class A preference shares – Series A (2005 – 30,262)	19,227	19,227
317,240 Class B preference shares – Series 2 (2005 – 341,240)	8,750,314	9,040,914
32,857,048 common shares (2005 – 30,367,309)	17,060,916	15,373,529

	25,830,457	24,443,670
Warrants	4,286,060	4,286,060
Additional paid in capital	3,860,761	3,995,835
Accumulated deficit	(20,202,694)	(18,061,619)
Accumulated other comprehensive income	2,655,028	2,290,623

	16,429,612	16,944,569

	$20,726,869	$21,201,854

News Release
OSI Geospatial Inc.
Consolidated Statements of Earnings (Loss) (Unaudited)
(in U.S. dollars, U.S. GAAP)

	Three months ended May 31		Six months ended May 31
	2006	2005	2006	2005

Revenue
Marine systems	$2,435,442	$783,226	$3,717,882	$2,372,381
Land and air systems	2,370,118	—	4,221,681	—
Mapping	1,334,309	750,019	1,863,057	998,748

	6,139,869	1,533,245	9,802,620	3,371,129
Cost of sales	3,544,897	1,216,568	6,013,942	2,049,336

Gross profit	2,594,972	316,677	3,788,678	1,321,793

Expenses
General and administrative	1,514,184	836,773	2,859,976	1,678,981
Research and development	450,592	372,761	992,859	633,270
Sales and marketing	605,817	543,530	1,158,039	992,314
Depreciation and amortization	137,878	63,712	269,905	107,478
Interest expense	6,218	6,950	12,264	17,234
Interest income	(6,849)	(31,347)	(19,683)	(31,437)
Foreign exchange loss (gain)	(21,147)	62,307	267	24,328
Technology Partnerships Canada royalty	107,668	30,459	164,572	74,861
Technology Partnerships Canada contribution	(293,372)	(378,386)	(503,840)	(594,399)

	2,500,989	1,506,759	4,934,359	2,902,630

Net earnings (loss) before income taxes	93,983	(1,190,082)	(1,145,681)	(1,580,837)

Income tax expense (recovery)
Deferred income tax expense (recovery)	(23,321)	113,378	(7,594)	(94,440)
Current income tax expense	119,441	66,587	93,706	82,116

	96,120	179,965	86,112	(12,324)

Net loss	$(2,137)	$(1,370,047)	$(1,231,793)	$(1,568,513)

Net loss available to common shareholders	$(715,055)	$(5,560,039)	$(2,120,971)	$(5,780,204)

Loss per share
Basic and diluted earnings per share	$(0.02)	$(0.20)	$(0.07)	$(0.21)

Weighted average number of common shares outstanding
Basic and diluted	32,301,357	27,488,074	31,790,928	27,488,074

News Release
OSI Geospatial Inc.
Consolidated Statements of Cash Flows (Unaudited)
(in U.S. dollars, U.S. GAAP)

	Three months ended May 31		Six months ended May 31
	2006	2005	2006	2005

Cash flows provided by operating activities
Net loss for the period	$(2,137)	$(1,370,047)	$(1,231,793)	$(1,568,513)
Items not affecting cash
Depreciation and amortization	201,225	95,068	388,578	164,107
Stock-based compensation	78,569	10,725	103,743	12,961
Deferred income taxes	2,414	114,050	(7,594)	(78,239)

	280,071	(1,150,204)	(747,066)	(1,469,684)

Changes in non-cash working capital items
Accounts receivable	(1,636)	1,165,596	3,636,020	1,975,522
Inventory	(15,732)	(24,397)	(109,663)	(198,072)
Prepaid expenses and deposits	32,421	88,843	92,307	(153,706)
Accounts payable and accrued liabilities	630,745	1,073,781	(1,148,540)	379,972
Income taxes payable	(30,699)	60,915	(171,219)	60,915
Unearned revenue	126,302	(2,095)	377,912	(6,623)

	741,401	2,362,643	2,676,817	2,058,008

	1,021,472	1,212,439	1,929,751	588,324

Cash flows used in investing activities
Purchase of CHI Systems Inc., net of cash acquired	(239,642)	—	(8,122,800)	—
Purchase of Mapcon Mapping Consultants Inc., net of cash acquired	—	(972,421)	—	(972,421)
Decrease (increase) in marketable securities	98,531	—	(159,685)	—
Decrease (increase) in restricted cash	(60,000)	(175,271)	129,519	(175,271)
Additions to plant and equipment	(39,249)	(60,771)	(87,017)	(82,910)
Additions to intangibles and other assets	(52,723)	(19,211)	(92,999)	(30,278)

	(293,083)	(1,227,674)	(8,332,982)	(1,260,880)

Cash flows provided by (used in) financing activities
Payment to operating line of credit	—	(442,386)	—	—
Issue of common shares	6,480	—	6,480	—
Issue of Class B Series 2 preference shares and warrants, net of issue costs	—	13,798,195	—	13,798,195
Repurchase of Class B Series 2 preference shares	—	(2,298,327)	—	(2,298,327)
Class B preference share dividends declared and paid	(526,406)	(132,972)	(526,406)	(201,921)

	(519,926)	10,924,510	(519,926)	11,297,947

Translation adjustment	62,209	(243,712)	120,484	(171,500)

Increase (decrease) in cash	270,672	10,665,563	(6,802,673)	10,453,891
Cash and cash equivalents – beginning of period	1,148,881	—	8,222,226	211,672

Cash and cash equivalents – end of period	$1,419,553	$10,665,563	$1,419,553	$10,665,563

MANAGEMENT’S DISCUSSION AND ANALYSIS
for the six months ended May 31, 2006
OSI Geospatial Inc.
107 – 930 West 1st Street
North Vancouver, BC V7P 3N4
Tel: 604.904.4600
Fax: 604.987.2555
www.osigeospatial.com

MANAGEMENT’S DISCUSSION AND ANALYSIS of Financial Condition and Results of Operations
The following Management’s Discussion and Analysis (“MD&A”) provides a review of activities, results of operations, and financial condition of OSI Geospatial Inc. for the six months ended May 31, 2006 in comparison with those for the six months ended May 31, 2005. The following discussion should be read in conjunction with the unaudited consolidated interim financial statements of OSI Geospatial, including the notes thereto, for the six months ended May 31, 2006, and the audited annual consolidated financial statements prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and the MD&A for the year ended November 30, 2005 as set out in our 2005 annual report. Except where otherwise indicated, the reader may assume that the economic and industry factors are substantially unchanged from the 2005 year-end MD&A.
Effective December 1, 2004, we elected to report our consolidated financial statements in accordance with U.S. GAAP as permitted by Canadian regulators. All references in this report to financial information concerning OSI Geospatial are in accordance with U.S. GAAP and all dollar amounts are in U.S. dollars unless otherwise indicated. A reconciliation of our results to Canadian generally accepted accounting principles (“Canadian GAAP”) is provided in note 13 of the notes to the interim consolidated financial statements.
Beginning in the first quarter of fiscal 2006, we have changed our financial reporting segments in order to reflect changes in management’s analysis of our business. Our consolidated revenue categories have changed to marine systems, land and air systems, and mapping and our reportable segments are now U.S. Systems Operations, International Systems Operations, Mapping Operations, and Corporate and Public Company costs.
This report contains forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended, including statements regarding the future achievement of corporate objectives, advancement of additional project interests, analysis and development of acquisition opportunities, various project interests and other matters. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to the effects of general economic conditions, changing foreign exchange rates, actions by government authorities, uncertainties associated with contract negotiations, and industry supply, as well as other factors discussed below and those risks which are discussed under the heading “Risks and Uncertainties”. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ form those set forth in the forward-looking statements.
ECPINS and COP-IDS are registered trademarks of Offshore Systems Ltd., an OSI Geospatial company. Other company brand, product and service names are for identification purposes only and may be either trademarks, service marks or registered trademarks of their respective owners. Data is subject to change without notice.
Additional information relating to OSI Geospatial, including our Annual Information Form and our Form 20-F report is filed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and is also available on the company’s investor web site at www.osigeospatial.com. This management’s discussion and analysis is dated July 10, 2006.
© 2006 OSI Geospatial Inc. and its affiliated or related companies.

OVERVIEW
Founded in 1977 and headquartered in North Vancouver, Canada, OSI Geospatial designs, develops, and markets software and systems for enhancing situational awareness in command, control, communications, and intelligence applications.
We are the market leader in military navigation systems. Our advanced software and systems strengthen the analytical and decision-making ability of navies and commercial maritime operators around the world by enabling them to know their precise location as well as the details of their surroundings.
Our principal product is the proprietary ECPINS® line of electronic chart navigation systems for commercial and military customers. ECPINS® helps to reduce the risk of navigation-related incidents by giving bridge crews a precise, real-time display of their position, course, and speed, against a background of fixed obstacles and other navigational hazards. We have developed a strong market position in military navigation, and ECPINS® has been deployed with the Canadian and United States Coast Guards, the Royal Australian Navy, the Canadian Navy, the Royal Danish Navy, the Royal New Zealand Navy, the Royal Norwegian Navy, the Royal Navy of the United Kingdom and the United States Navy. Six NATO and allied navies have adopted our systems as their fleet standard.
In the second quarter of 2006, we released a new Integrated Electronic Chart Display and Information System (ECDIS) and Simplified Voyage Data Recorder (S-VDR) for the commercial shipping market. This new product will enable commercial ship operators to benefit from our world-leading navigation technology while meeting newly mandated International Maritime Organization (IMO) carriage requirements. Under the latest IMO carriage requirements, all existing ships over 3,000 gross tons engaged in international voyages must install an S-VDR by July 1, 2010. We are working with Radio Holland Group to provide our customers with installation, maintenance, and certification services in major ports around the world.
The need for interoperability during coalition operations combined with a growing emphasis on geospatial intelligence to support strategic decision-making is driving demand for enhanced situational awareness in land and air systems. Our advanced technology systems provide critical capability for defense and intelligence forces by enabling multiple users to share information from a variety of data sources. Our command and control applications address the needs of the Navy, Army, Air Force, Special Forces and joint forces operations.
Our Common Operational Picture product line launched in 2003 targets command and control, mission planning, navigation and mobile asset management applications for the situational awareness market. In November 2005, we were contracted for its first full deployment with the Royal Danish Navy and in May 2006 we won a $1.8 million sale to the U.S. Navy through L-3 Communications Marine Systems.
In 2002, the company entered the land-based mapping market, utilizing the skills and experience gained in the production and distribution of marine charts. Through our U.S. mapping operations, we have developed visibility in high growth areas of the mapping market and are focused on securing prime contract work in the U.S. with government, military, and commercial customers.
Our long-term goal is to become the leading provider of software and systems for enhancing situational awareness in command, control, communications, and intelligence applications. We plan to grow through internal growth, focused on new and existing customers in the military agencies of Canada, U.S., European NATO and other allies of Canada, and national and international commercial marine transportation companies. In addition, we are pursuing strategic alliances, investments, and acquisitions that are complementary to our existing lines of business.

SELECTED DATA
The following tables contain financial information that is derived from the unaudited consolidated financial statements for the six months ended May 31, 2006 and from the audited consolidated financial statements for the year ended November 30, 2003, 2004 and 2005.

	For the six months ended		For the year ended
Operations:	May 31		November 30
	2006	2005	2005	2004	2003
	$	$	$	$	$
Revenue	9,802,620	3,371,129	11,126,693	10,411,096	8,101,876
Gross profit	3,788,678	1,321,793	5,430,414	6,019,444	4,468,585
Gross profit percentage	38.6%	39.2%	48.8%	57.8%	55.2%
Net earnings (loss)	(1,231,793)	(1,568,513)	(2,748,774)	191,467	325,265
Net loss attributable to common shareholders	(2,120,971)	(5,780,204)	(8,427,876)	(44,972)	(398,021)

Loss per share – basic and diluted	(0.07)	(0.21)	(0.30)	(0.00)	(0.02)
Weighted average common shares outstanding – basic	31,790,928	27,488,074	27,989,832	27,147,246	25,977,123
Weighted average common shares outstanding — diluted	31,790,928	27,488,074	27,989,832	29,856,412	27,142,492

Financial position:	At May 31		At November 30
	2006	2005	2005	2004	2003
	$	$	$	$	$
Cash and cash equivalents, including restricted cash	1,639,238	10,840,834	8,411,745	211,672	2,949,362
Working capital(1)	6,690,723	15,483,498	15,244,689	6,986,341	6,125,422
Current assets	10,645,283	18,230,848	19,300,976	9,241,933	7,942,659
Total assets	20,726,869	20,033,916	21,201,854	10,377,481	8,982,214
Current liabilities	3,954,560	2,747,349	4,056,286	2,255,592	1,817,237
Long term liabilities	342,697	—	200,998	—	103,108
Total liabilities	4,297,257	2,747,349	4,257,285	2,255,592	1,920,345
Shareholders’ equity	16,429,612	17,286,567	16,944,569	8,121,890	7,061,868

(1) Working capital is defined as current assets less current liabilities. Working capital does not have a standardized meaning or comparable measure under generally accepted accounting principles and may not be comparable to similar measures presented by other companies.

Dividends declared
per share:	At May 31		During Year ended November 30
	2006	2005	2005	2004	2003
	$	$	$	$	$
Common shares	—	—	—	—	—
Class A preference shares	—	—	—	—	—
Class B preference shares – series 1	—	—	2.24	3.05	0.64
Class B preference shares – series 2	1.59	0.41	3.41	—	—

For the six months ended May 31, 2006, we have delivered engineering services, software and system products to the U.S. Air Force, U.S. Army, U.S. Navy, Royal Australian Navy through Nautronix Ltd., and the Canadian Navy.
Our results are primarily influenced by the level, timing, and duration of customer orders and customer product delivery requirements. We depend heavily on government contracts and derive a significant amount of revenue from a few customers, which may result in varying revenue, gross profit, and earnings.
The increase in revenue for the six months ended May 31, 2006 as compared to the six months ended May 31, 2005 is largely due to the addition of $4.2 million in land and air systems revenue gained through our recent U.S. Systems acquisition. Our revenue is influenced by the timing of new contracts that are awarded and the delivery schedules of existing contracts.
Fluctuations in gross profit are influenced by the proportion of engineering labor, third-party systems or third-party labor or portions of all three required for a project, and a high proportion of these factors can result in increased cost of sales. Certain contracts awarded may require the inclusion of engineering labor, third-party systems or third-party labor. In order to maintain competitiveness on these contracts, we may elect to reduce our usual margins on the third-party components. In addition, the product mix of services revenue, software, mapping, and systems and systems components in any given period may impact the gross profit for the period.
The lower gross profit percentage for the six months ended May 31, 2006 as compared to the six months ended May 31, 2005 is the result of lower software revenue and the addition of engineering services revenue generated in our acquired operations. Software revenue generates more favorable margins than our other revenue streams and services revenue generates less favorable margins than other revenue streams.
RESULTS OF OPERATIONS
Overall Performance

Three months ended May 31	2006	2005	2006 to 2005

Earnings (loss) before income taxes	$93,983	$(1,190,082)	$1,284,065

Net loss	$(2,137)	$(1,370,047)	$1,367,910

Net loss attributable to common shareholders	$(715,055)	$(5,560,039)	$4,844,984

Loss per share — basic and diluted	$(0.02)	$(0.20)	$0.18

Six months ended May 31	2006	2005	2006 to 2005

Loss before income taxes	$(1,145,681)	$(1,580,837)	$435,156

Net loss	$(1,231,793)	$(1,568,513)	$336,720

Net loss attributable to common shareholders	$(2,120,971)	$(5,780,204)	$3,659,233

Loss per share — basic and diluted	$(0.07)	$(0.21)	$0.14

The net loss reported in the six months ended May 31, 2006 was largely driven by lower gross profit percentage driven by the mix of contracts executed in the period and higher operating expenses due to the addition of costs from our acquired operations, product launch activities, an increase in staff to support our growth plans, and a negative foreign exchange impact.
Backlog
Total backlog is the sum of the firm and option backlogs. As at May 31, 2006, total backlog was $32.8 million compared to $17.5 million at May 31, 2005.
Firm backlog consists of firm, fixed, or signed orders issued and executable subsequent to the balance sheet date. Firm backlog as at May 31, 2006 was at $12.4 million compared to $6.6 million at May 31, 2005.
Option backlog consists of unexercised contract options at the balance sheet date and indefinite-quantity contracts executable subsequent to the balance sheet date. Option backlog as at May 31, 2006 was at $20.4 million compared to $10.9 million at May 31, 2005.
There is no guarantee or certainty that our customers will elect to exercise their contract option backlog. Should our customers elect to exercise contract options or place orders against indefinite-quantity contracts, the option backlog converts to firm backlog, which then may convert to revenue as contract execution occurs. Backlog metrics are non-GAAP measures. These measures do not have a standardized meaning or comparable GAAP measure and are likely not comparable to similar measures presented by other companies.
The timing of major contracts award can significantly impact our total backlog position and revenue. Historically, major contracts awarded have taken up to three years to finalize. The contracting process involves lengthy discussions and negotiations with several groups of people within the prospective customer’s organization. We have continually pursued, and will continue to pursue, major contracts with lengthy sales cycles, and as a result, there could be large variations in our total backlog and revenue from quarter to quarter.
Multi-year contracts with government agencies have a termination-for-convenience clause because governments approve budget expenditures on an annual basis. This allows contracts to be terminated by the contracting government agency should future budget funding not be approved. Historically, the termination-for-convenience clause has not been exercised by any of our customers. We have included the full value of these government contracts in total backlog.
Revenue

		% of		% of
		total		total
Three months ended May 31	2006	revenue	2005	revenue	2006 to 2005

Marine systems	$2,435,442	39.7	$783,225	51.1	$1,652,217
Land and air systems	2,370,117	38.6	—	—	2,370,117
Mapping	1,334,310	21.7	750,020	48.9	584,290

	$6,139,869	100.0	$1,533,245	100.0	$4,606,624

		% of		% of
		total		total
Six months ended May 31	2006	revenue	2005	revenue	2006 to 2005

Marine systems	$3,717,882	37.9	$2,367,597	70.2	$1,350,285
Land and air systems	4,221,681	43.1	–	—	4,221,681
Mapping	1,863,057	19.0	1,003,532	29.8	859,525

	$9,802,620	100.0	$3,371,129	100.0	$6,431,491

Our core revenue stream is derived from three sources: marine systems, land and air systems, and mapping. Our land and air systems through our U.S. Systems operations delivered 43.1% of our revenue for the six months ended May 31, 2006. Our principal developed and manufactured product, ECPINS®, delivers the majority of the marine systems revenue. We also derive revenue from the delivery of the ECPINS® software component of our system product. Combined, ECPINS® systems and software delivered 37.9% and 70.2% in the six months ended May 31, 2006 and 2005, respectively.
Our results are primarily affected by the level, timing, and duration of customer orders and customer product delivery requirements. The main customers for our products and services in the first half of fiscal 2006 were U.S. Air Force, U.S. Army, U.S. Navy’s Naval Aviation, the Royal Australian Navy through Nautronix, and the Canadian Navy. Revenue from these customers accounted for 65.6% of the consolidated revenue. In the first half of fiscal 2005, the main customers for our products and services, accounting for 58.8% of the consolidated revenue, were the Royal Navy of the United Kingdom through Lockheed-Martin UK, the Royal New Zealand Navy through Air Affairs Ltd, and the Royal Australian Navy through Nautronix Ltd.
Revenue by Segment

		% of		% of
		total		total
Three months ended May 31	2006	revenue	2005	revenue	2006 to 2005

International Systems operations	$2,435,442	39.7	$783,225	51.1	$1,652,217
U.S. Systems operations	2,370,117	38.6	—	—	2,370,117
Mapping operations	1,334,310	21.7	750,020	48.9	584,290

	$6,139,869	100.0	$1,533,245	100.0	$4,606,624

		% of		% of
		total		total
Six months ended May 31	2006	revenue	2005	revenue	2006 to 2005

International Systems operations	$3,717,882	37.9	$2,367,597	70.2	$1,350,285
U.S. Systems operations	4,221,681	43.1	—	—	4,221,681
Mapping operations	1,863,057	19.0	1,003,532	29.8	859,525

	$9,802,620	100.0	$3,371,129	100.0	$6,431,491

Revenue from the International Systems operations for the three and six months ended May 31, 2006 increased 210.9% and 57.0% respectively due to the timing of new contracts awarded, the delivery schedules of existing contracts and the mix of products and services delivered.
Revenue from the U.S. Systems operations has no comparatives as this revenue comes from CHI Systems Inc., which was acquired December 15, 2005.
Revenue from our Mapping operations for the three and six months ended May 31, 2006 as compared to the three and six months ended May 31, 2005 increased 77.9% and 85.6% respectively primarily the result of changes in our strategy implemented to improve our market position in the U.S. through the acquisition of a U.S. land mapping company based in Salt Lake City, Utah.
We continue to invest significant corporate, sales, and marketing resources in identifying and pursuing new opportunities and contracts, both in our existing customer base and with new prospective customers.

Gross Profit

Three months ended May 31	2006	2005	2006 to 2005

Gross profit	$2,594,972	$316,677	$2,278,295
Gross profit percentage	42.3%	20.6%	21.7%

Six months ended May 31	2006	2005	2006 to 2005

Gross profit	$3,788,678	$1,321,793	$2,466,885
Gross profit percentage	38.6%	39.2%	(0.6)%

Gross profit increased over eight times in the three months ended May 31, 2006 compared to the three months ended May 31, 2005 and the gross profit percentage was 21.7% higher period-over-period. Gross profit increased by 186.6% in the six months ended May 31, 2006 compared to the six months ended May 31, 2005 while the gross profit percentage was 0.6% lower period-over-period. The reduced gross profit percentage compared to the prior six month period is due to higher software sales realized in the second quarter of fiscal 2006 in combination with the addition of lower margin revenue in our acquired operations.
Gross Profit by Segment

Three months ended May 31	2006	2005	2006 to 2005

Gross profit:
International Systems operations	$1,614,222	$93,515	$1,520,707
U.S. Systems operations	544,238	—	544,238
Mapping operations	436,512	223,162	213,350

	$2,594,972	$316,677	$2,278,295

Gross profit percentage:
International Systems operations	66.3%	11.9%	54.4%
U.S. Systems operations	23.0%	—	23.0%
Mapping operations	32.7%	29.8%	2.9%

	42.3%	20.6%	21.7%

Six months ended May 31	2006	2005	2006 to 2005

Gross profit:
International Systems operations	$2,292,925	$1,073,096	$1,219,829
U.S. Systems operations	967,280	—	967,280
Mapping operations	528,473	248,699	279,774

	$3,788,678	$1,321,795	$2,466,883

Gross profit percentage:
International Systems operations	61.7%	45.3%	16.4%
U.S. Systems operations	22.9%	—	22.9%
Mapping operations	28.4%	24.8%	3.6%

	38.6%	39.2%	(0.6)%

Gross profit from the International Systems operations increased over 17 times and gross profit percentage was 54.4% higher for the three months ended May 31, 2006 when compared to the same period last year. Gross profit increased 113.7% for the six months ended May 31, 2006 compared to the six months ended May 31, 2005. The increases are the result of higher revenues in the International Systems operations in second quarter and the first six months of fiscal 2006 and an increase in our high margin software revenue compared to the first six months of fiscal 2005.
Gross profit from the U.S. Systems operations did not exist for the six months ended May 31, 2005 as CHI Systems was acquired in the current period.
Gross profit from the Mapping operations for the three months ended May 31, 2006 increased 95.6% compared to the same period last year. Gross profit for the six months ended May 31, 2006 increased 112.5% compared to the same period last year. The increases are the result of our successful entrance into the U.S. mapping market through the acquisition of Mapcon Mapping. Gross profit percentage increased 2.9% and 3.6% period over period respectively, consistent with the mix of contracts in the business unit.
Operating Expenses

		% of		% of
		total		total
Three months ended May 31	2006	revenue	2005	revenue	2006 to 2005

General and administrative	$1,514,184	24.7%	$836,773	54.6%	$677,411
Research and development	450,592	7.3%	372,761	24.3%	77,831
Sales and marketing	605,817	9.9%	543,530	35.4%	62,287

		% of		% of
		total		total
Six months ended May 31	2006	revenue	2005	revenue	2006 to 2005

General and administrative	$2,859,976	29.2%	$1,678,981	49.8%	$1,180,995
Research and development	992,859	10.1%	633,270	18.8%	359,589
Sales and marketing	1,158,039	11.8%	992,314	29.4%	165,725
General and administrative (“G&A”) expenses consist mainly of salaries and benefits of management and administrative personnel, professional fees, public company expenses, related facility costs, and other general administrative expenses, and other income.
G&A increased by 80.9% for the three months ended May 31, 2006 and by 70.3% for six months ended May 31, 2006 compared to the same periods last year. As a percentage of revenue, G&A was lower 29.9% and 20.6% respectively when compared to the same periods last year. The dollar increases for the second quarter of 2006 over the second quarter of 2005, and the first six months of 2006 over first six months of 2005 are the result of the addition of our U.S. Systems operations and the increase of staff to support our growth plans.
Research and development (“R&D”) expenses consist mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs, facilities expenses, and related expenses. We expense research and development costs in the period incurred.
R&D costs increased by 20.9% for the three months ended May 31, 2006 and by 56.8% in the six months ended May 31, 2006 compared to the same periods last year. The increases are related to higher staff levels and expenses for new product activities for the six months ended May 31, 2006 and approximately $200,000 in engineering labor costs charged to cost of sales from R&D for the six months ended May 31, 2005 compared to the six months ended May 31, 2006, where there were no costs similarly charged. These engineering labor costs are to support the needs of specific customer orders. We believe that in order to maintain our technological leadership, we must continue to develop existing products and introduce innovative new products that challenge and redefine the industry standards.
Sales and marketing (“S&M”) expenses consist primarily of compensation of sales and marketing personnel, as well as expenses associated with advertising, trade shows, facilities, and other expenses related to the sales and marketing of our products and services.

S&M expenses increased by 11.5% for the three months ended May 31, 2006 and by 16.7% in the six months ended May 31, 2006 compared to the periods in fiscal 2005. The increases in S&M expenses are primarily due to the addition of our U.S. Systems operations. We believe our current level of S&M staff continues to allow us to pursue business development activities relating to our expansion efforts targeting new and existing customers in the military agencies of Canada, the U.S., European NATO, and other allies of Canada, and national and international commercial marine transportation companies. To increase our profile and our products, and to broaden our customer base in international markets, we have established marketing agreements with companies local to the targeted regions. Some of these activities may not result in closing orders during the current year but may yield orders in subsequent fiscal years.
Depreciation and Amortization

Three months ended May 31	2006	2005	2006 to 2005

Depreciation and amortization	$137,878	$63,712	$74,166

Six months ended May 31	2006	2005	2006 to 2005

Depreciation and amortization	$269,905	$107,478	$162,427
Total depreciation and amortization increased 116.4% for the three months ended May 31, 2006 and 151.1% in the six months ended May 31, 2006 over the same periods for fiscal 2005 reflecting our U.S. acquisition in the period, the mix of plant and equipment at May 31, 2006, and the amortization of intangibles related to our U.S. acquisitions. For the six months ended May 31, 2006 and 2005, a portion of the depreciation, $120,051 and $56,546 respectively, was included in cost of sales for equipment used in revenue-generating activities.
Interest expense

Three months ended May 31	2006	2005	2006 to 2005

Interest expense	$6,218	$6,950	$(732)

Six months ended May 31	2006	2005	2006 to 2005

Interest expense	$12,264	$17,234	$(4,970)
Interest expense decreased in the first six months of fiscal 2006 over the first six months of fiscal 2005 as the result of the company not utilizing our operating line credit facility of $2.0 million.
Interest income

Three months ended May 31	2006	2005	2006 to 2005

Interest income	$6,849	$31,347	$(24,498)

Six months ended May 31	2006	2005	2006 to 2005

Interest income	$19,683	$31,437	$(11,754)
Interest income decreased in the first six months of fiscal 2006 as the result of the company having surplus cash for the period after the Preferred Share financing closed on April 11, 2005 until the acquisition of CHI Systems on December 14, 2005.

Foreign Exchange

Three months ended May 31	2006	2005	2006 to 2005

Foreign exchange loss (gain)	$(21,147)	$62,307	$(83,454)

Six months ended May 31	2006	2005	2006 to 2005

Foreign exchange loss (gain)	$267	$24,328	$(24,061)
Foreign exchange loss is the result of exchange rate movements of the Australian dollar and our Canadian dollar exposure which were not in the company’s favor during the six months ended May 31 2006, as compared to the six months ended May 31, 2005.
Technology Partnerships Canada

Three months ended May 31	2006	2005	2006 to 2005

Royalty	$107,668	$30,459	$77,209
Contribution	(293,372)	(378,386)	85,014

Six months ended May 31	2006	2005	2006 to 2005

Royalty	$164,572	$74,861	$89,711
Contribution	(503,840)	(594,399)	90,559
The company has entered into two agreements with Technology Partnerships Canada (“TPC”) whereby TPC granted financial assistance for the purpose of funding research and development activities to be completed on or before March 31, 2007. The contributions we received are based on the eligible expenditures we make during each period.
We are required to pay a royalty of 3% on annual gross revenue in our subsidary Offshore Systems Ltd. for the period December 1, 1999 to November 30, 2008. In addition, we are required to pay a royalty of 1.4% on annual gross revenue in our subsidary Offshore Systems for the period January 1, 2006 to December 31, 2008 and a royalty of 2.5% on annual gross revenue for the period January 1, 2009 to December 31, 2013.
Income Taxes

Three months ended May 31	2006	2005	2006 to 2005

Deferred income tax recovery	$(23,321)	$113,378	$(136,699)
Current income tax expenses	119,441	66,587	52,854

Six months ended May 31	2006	2005	2006 to 2005

Deferred income tax recovery	$(7,594)	$(94,440)	$(86,846)
Current income tax expenses	93,706	82,116	11,590
Based on the information available at the time of the issue of the audited annual financial statements for the year ended November 30, 2005, we estimated that we would not have sufficient taxable earnings in Canada in future periods to utilize a portion of our Canadian approximately $5 million non-capital losses carried forward and other Canadian tax balances. We have recognized deferred tax recovery in the six months ended May 31, 2006 related to year-to-date losses recognized and temporary timing differences between accounting income and income for tax purposes in our U.S. subsidiaries as we believe that it is more likely than not that these differences will be realized in the current fiscal year. In accordance with U.S. GAAP, we provided a valuation allowance against deferred tax assets where realization did not meet the requirements of “more likely than not” under the liability method of tax allocation. We continue to evaluate our taxable position quarterly and consider factors such as estimated taxable income, the history of losses for tax purposes, and the growth of the Company, among others.

LIQUIDITY AND CAPITAL RESOURCES

	May 31, 2006	November 30, 2005	2006 to 2005

Cash	$1,419,553	$8,222,225	$(6,802,672)
Current assets	10,645,283	19,300,976	(8,655,693)
Current liabilities	3,954,560	4,056,287	(101,727)
Working capital (1)	6,690,723	15,244,689	(8,553,966)
(1) Working capital is defined as current assets less current liabilities. Working capital does not have a standardized meaning or comparable measure under generally accepted accounting principles and may not be comparable to similar measures presented by other companies.
We strive to maintain cash-contributing profitable operations that provide an adequate liquidity and capital resource base for growth. We believe that cash flow from operating activities, together with line of credit borrowings of $2.0 million available under our revolving credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending, and debt service requirements for the next 12 months. We expect cash flow from operations will continue to improve for the remainder of the year as scheduled contract milestone payments will be made on several contracts. The expenditures associated with these contracts have been incurred in prior periods.
At May 31, 2006 our current assets and working capital decreased primarily due to the acquisition of our U.S. Systems operations.
We have credit facilities consisting of an operating line, standby letters of credit, and forward exchange contract facilities. The credit facilities permit us to borrow funds directly for general corporate purposes, including acquisitions, at floating rates. At May 31, 2006, we had no borrowings against our Canadian or U.S. dollar operating line. We have an operating line of $2.0 million available with a Canadian chartered bank collateralized by accounts receivable. During fiscal 2005, we utilized the facility which increased interest expense for the year. There were no borrowings in the six months ended May 31, 2006. We had issued a standby letter of credit totaling Australian $283,886 during fiscal 2005. We had utilized the standby letter of credit to support certain performance obligations to our customers. This standby letter of credit has since been cancelled. We utilize our forward exchange contract facility to reduce our exposure to exchange rate movements.
Cash Flows

Three months ended May 31	2006	2005	2006 to 2005

Cash flows provided by (used in):
Operating activities	$1,021,472	$1,212,439	$(190,967)
Investing activities	(293,083)	(1,227,674)	934,591
Financing activities	(519,926)	10,924,510	11,444,436
Exchange impact on acquired cash balances	62,209	(243,712)	305,921

Six months ended May 31	2006	2005	2006 to 2005

Cash flows provided by (used in):
Operating activities	$1,929,751	$588,324	$1,341,427
Investing activities	(8,332,982)	(1,260,880)	(7,072,102)
Financing activities	(519,926)	11,297,947	(11,817,873)
Exchange impact on acquired cash balances	120,484	(171,500)	291,984
Cash flows provided by operating activities for the six months ended May 31, 2006, were the result of the decrease in accounts receivable offset by the loss for the six months ended May 31, 2006 and a decrease in accounts payable and accrued liabilities. Cash flows provided by operating activities for the three months ended May 31, 2006 were the result of a decrease in accounts payable and non-cash income statement items.

Cash flows used in investing activities for the six months ended May 31, 2006 were primarily reflective of our U.S. systems acquisition as well as the acquisitions of plant, equipment and intangibles commensurate with our plans to obtain additional systems and facilities to accommodate our current and future anticipated growth. Cash flows used in investing activities for the three months ended February 28, 2005 were the result of acquisitions of plant, equipment and intangibles.
Cash flows used in financing activities for the three and six months ended May 31, 2005 were the result of Class B preference share dividends paid.
As a result of the above mentioned changes, cash decreased by $6,802,672 for the six months ended May 31, 2006. For the three months ended May 31, 2006, a $62,209 foreign exchange benefit was realized and cash increased $270,672.
There can be no assurance that we will have adequate financial resources, financing, or cash flows to support the company into the future.
Contractual Obligations

		Payments due by period
		Less
		than 1	1 to 3	4 to 5	After 5
	Total	year	years	years	years

Facility leases	$1,778,075	$599,919	$574,644	$436,610	$166,902
Equipment leases	69,363	45,134	22,248	1,981	—

Total contractual obligations	$1,847,438	$645,053	$596,892	$438,591	$166,902

Off-Balance Sheet Arrangements
Guarantees
We warrant that our software and hardware products will operate substantially in conformity with product documentation and that the physical media will be free from defect. The specific terms and conditions of the warranties are generally one year but may vary depending on the country in which the products are sold. We accrue for known warranty issues if a loss is probable and can be reasonably estimated, and accrue for estimated incurred but unidentified warranty issues based on historical activity. To date, we have had no material warranty claims.
Transactions with Related Parties
In the second quarter of 2005, E. Brinton Coxe, a member of our Board of Directors, became a related party by virtue of the fact that we have paid him compensation of Canadian $815,908 and 350,000 common share purchase warrants in consideration of the provision of advisory services in connection with the private placement completed on April 8, 2005. Mr. Coxe has also participated in the financing by purchasing 100 units personally. Mr. Coxe was paid an additional Canadian $145,940 for professional services provided during the year and to be provided to April 2006. For the six months ended May 31, 2006, $20,856 was charged to expenses.
On April 8, 2005, Gerald J. Shields was elected to our Board of Directors. Mr. Shields provides legal services to the company through a law firm in which he has an interest. The fees billed to the company by Mr. Shields’ firm for the three months and six months ended May 31, 2006 were $100,305 and $135,873, respectively (three and six months ended May 31, 2005 –$42,285).

Proposed Transactions
We are not currently engaged in any proposed transactions.
SELECTED QUARTERLY DATA
The following tables contain financial information that is derived from the unaudited consolidated financial statements from the named periods.

	May 31	February 28	November 30	August 31
For the three months ended	2006	2006	2005	2005

Revenue	$6,139,869	$3,662,751	$5,137,424	$2,618,150
Gross profit	2,594,972	1,193,706	2,636,483	1,472,145
Gross profit percentage	42.3%	32.6%	51.3%	56.2%
Net loss	(2,137)	(1,293,000)	(894,918)	(359,156)
Net loss attributable to common shareholders	(715,055)	(1,468,223)	(1,555.992)	(1,076,828)

Loss per share – basic and diluted	(0.02)	(0.05)	(0.06)	(0.04)

	May 31	February 28	November 30	August 31
For the three months ended	2005	2005	2004	2004

Revenue	$1,533,245	$1,837,884	$3,053,762	$2,248,010
Gross profit	316,677	1,005,116	1,639,914	1,124,610
Gross profit percentage	20.6%	54.7%	53.7%	50.0%
Net loss	(1,370,047)	(178,822)	(183,290)	(342,670)
Net loss attributable to common shareholders	(5,560,039)	(241,299)	(218,095)	(400,334)

Loss per share – basic and diluted	(0.20)	(0.01)	(0.01)	(0.01)
CRITICAL ACCOUNTING POLICIES
These items are substantially unchanged as dicussed in the Company’s MD&A for the year ended November 30, 2005 as contained in our 2005 Annual Report filed on SEDAR at www.sedar.com or our annual Form 20-F report filed on EDGAR at www.sec.gov .
CHANGE IN REPORTING CURRENCY
Effective March 1, 2006 the Company adopted the U.S. dollar as its reporting currency. In general this change results from an increase in the overall proportion of business activites conducted in U.S. dollars. Under U.S. GAAP, the change was effected by translating assets and liabilities at the existing U.S./Canadian dollar foreign exchange spot rate on the last day of the month, while earnings were translated at the average rate for each month. Equity transactions have been translated at historical rates; with opening equity restated at the rate of exchange on December 1, 2001. The resulting net translation adjustment has been credited to the cumulative translation adjustment.
Prior to March 1, 2006 the reporting currency of the company was Canadian dollars.

CHANGES IN ACCOUNTING POLICIES
In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 123R, Share-Based Payment, (“SFAS 123(R)”) a revision to SFAS 123. SFAS 123(R) requires all share-based payments to be recognized in the financial statements based on their values using either a modified-prospective or modified-retrospective transition method. The standard no longer permits pro forma disclosure or prospective recognition.
Prior to December 1, 2005, the company’s stock-based employee compensation plans were accounted for under the recognition and measurement provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APBO 25”) and related Interpretations, as permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation (“SFAS 123”). The company generally did not recognize stock-based compensation costs in its statement of operations for periods prior to December 1, 2005, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of the grant.
Effective December 1, 2005, the company adopted the fair value recognition provisions of SFAS No. 123(R), using the modified-prospective-transition method. Under this transition method, stock-based compensation cost recognized in the first three months of 2006 includes (a) compensation costs for all unvested stock-based awards based on the grant-date fair value, including those granted, modified or settled prior to September 1, 2005, that were previously disclosed on a pro forma basis, and (b) compensation cost for all stock-based awards granted subsequent to December 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R) .
As a result of adopting SFAS 123(R) on December 1, 2005, the company’s loss from operations, loss before income taxes and net loss for the six months ended May 31, 2006 increased by $10,328.
FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS
Foreign Exchange Forward Contracts
We use foreign exchange forward contracts to hedge transactions denominated in U.S. dollars, Australian dollars, and euros. The purpose of our hedging activities is to reduce the level of exposure to exchange rate movements. At May 31, 2006 we had foreign exchange forward contracts to sell Australian $500,000 and buy Canadian funds. The exchange rates set in the foreign exchange forward contracts ranged between Canadian $0.8373 and $0.8374 for Australian $1.00. The contracts mature September 30, 2006. At May 31, 2006 we also had foreign exchange forward contracts to sell U.S. $1,518,726 and buy Canadian funds. The exchange rates set in the foreign exchange forward contracts ranged between Canadian $1.0978 and $1.1030 for U.S. $1.00. The contracts mature between July 21, 2006 and January 31, 2007.
Derivative financial instruments are utilized by the company to reduce our exposure to fluctuations in foreign exchange on certain committed and anticipated transactions. We formally document the relationships between derivative financial instruments and hedged items, as well as the risk management objective and strategy. We assess, on an ongoing basis, whether the derivative financial instruments continue to be effective in offsetting changes in fair values or cash flows of the hedged transactions.
Derivatives are recorded as assets or liabilities, measured at fair value. Derivatives that are not hedges are adjusted to fair value through income or loss. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivative are either offset against the fair value of assets, liabilities, or firm commitments through income or loss, or recognized in other comprehensive income or loss until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income or loss. The requirement to record derivatives at their fair market value has not had a material impact on our financial statements.

DISCLOSURE OF OUTSTANDING SHARE DATA
As at May 31, 2006, we had 32.8 million issued and outstanding common shares and 3.7 million outstanding stock options. We also had 30,262 issued and outstanding class A preference shares and 317,240 issued and outstanding class B Series 2 preference shares convertible into common shares at conversion ratios of 1:1 and 1:58.82353 respectively which represents 18.7 million common shares. Also at May 31, 2006, we had 13.8 million outstanding common share purchase warrants convertible to common shares at a conversion ratio of 1:1, representing 13.8 million common shares.
If all preferred shares were converted, and all warrants and options were exercised, there would be a total of 69,055,426 common shares outstanding at May 31, 2006 (May 31, 2005 – 66,696,813). As a result of the exercise of all warrants and options, the company would receive cash of $14,133,042 (May 31, 2005 — $11,572,200).
RISKS AND UNCERTAINTIES
The primary risks and uncertainties that affect and may affect us and our business, financial condition and results of operations substantially unchanged as dicussed in the company’s MD&A for the year ended November 30, 2005 as contained in our 2005 Annual Report filed on SEDAR at www.sedar.com or our annual Form 20-F report filed on EDGAR at www.sec.gov .

OSI Geospatial Inc.
(formerly Offshore Systems International Ltd.)
Interim Consolidated Financial Statements (Unaudited)
Three and Six Months Ended May 31, 2006 and 2005 (expressed in U.S. dollars)
(Prepared in accordance with United States Generally Accepted Accounting Principles)

OSI Geospatial Inc.	U.S. GAAP
Consolidated Balance Sheets (unaudited)
(Incorporated under the laws of the Province of British Columbia, Canada)
(expressed in U.S. dollars)

	May 31, 2006	November 30, 2005
Assets

Current assets
Cash and cash equivalents	$1,419,553	$8,222,226
Marketable securities	159,685	—
Restricted cash	60,000	189,519
Accounts receivable (note 6)	7,223,816	9,419,395
Inventory (note 7)	1,109,450	937,554
Prepaid expenses and deposits	672,779	532,282

	10,645,283	19,300,976
Plant and equipment	1,080,632	869,398
Intangible and other assets	870,558	625,799
Goodwill (note 5)	8,130,396	405,681

	$20,726,869	$21,201,854

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$3,017,715	$3,359,656
Income taxes payable	62,022	242,411
Unearned revenue	874,823	454,220

	3,954,560	4,056,287

Deferred income taxes	342,697	200,998

	4,297,257	4,257,285

Stockholders’ Equity
Issued and outstanding
30,262 Class A Series A preference shares (2005 – 30,262) (note 8(a))	19,227	19,227
317,240 Class B Series 2 preference shares (2005 – 341,240) (note 8(b))	8,750,314	9,040,914
32,857,048 common shares (2005 – 30,367,309) (note 8(c))	17,060,916	15,373,529

	25,830,457	24,443,670
Warrants (note 8(d))	4,286,060	4,286,060
Additional paid in capital	3,860,761	3,995,835
Accumulated deficit	(20,202,694)	(18,061,619)
Accumulated other comprehensive income	2,655,028	2,290,623

	16,429,612	16,944,569

	$20,726,869	$21,201,854

Contingency (note 9)
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

OSI Geospatial Inc.	U.S. GAAP
Consolidated Statement of Earnings (Loss) (unaudited)
(expressed in U.S. dollars)

	Three Months Ended May 31,		Six Months Ended May 31,
	2006	2005	2006	2005

Revenue
Marine systems	$2,435,442	$783,226	$3,717,882	$2,372,381
Land and air systems	2,370,118	—	4,221,681	—
Mapping	1,334,309	750,019	1,863,057	998,748

	6,139,869	1,533,245	9,802,620	3,371,129
Cost of sales	3,544,897	1,216,568	6,013,942	2,049,336

Gross profit	2,594,972	316,677	3,788,678	1,321,793

Expenses
General and administrative	1,514,184	836,773	2,859,976	1,678,981
Research and development	450,592	372,761	992,859	633,270
Sales and marketing	605,817	543,530	1,158,039	992,314
Depreciation and amortization	137,878	63,712	269,905	107,478
Interest expense	6,218	6,950	12,264	17,234
Interest income	(6,849)	(31,347)	(19,683)	(31,437)
Foreign exchange loss (gain)	(21,147)	62,307	267	24,328
Technology Partnerships Canada royalty	107,668	30,459	164,572	74,861
Technology Partnerships Canada contribution	(293,372)	(378,386)	(503,840)	(594,399)

	2,500,989	1,506,759	4,934,359	2,902,630

Earnings (loss) before income taxes	93,983	(1,190,082)	(1,145,681)	(1,580,837)

Income tax expense (recovery) (note 11)
Deferred income tax expense (recovery)	(23,321)	113,378	(7,594)	(94,440)
Current income tax expense	119,441	66,587	93,706	82,116

	96,120	179,965	86,112	(12,324)

Net loss	(2,137)	(1,370,047)	(1,231,793)	(1,568,513)

Net loss available to common shareholders (note 8(f))	$(715,055)	$(5,560,039)	$(2,120,971)	$(5,780,204)

Loss per share (note 8(f))
Basic and diluted loss per share	(0.02)	(0.20)	(0.07)	(0.21)
Weighted average number of common shares outstanding (note 8(f))
Basic and diluted	32,301,357	27,488,074	31,790,928	27,488,074
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

OSI Geospatial Inc.
Consolidated Statements of Stockholders’ Equity and Accumulated Deficit (unaudited)
For the six months ended May 31, 2006
(Incorporated under the laws of the Province of British Columbia)
(expressed in U.S. dollars)

Class A preference shares

Balance at November 30, 2005	#	30,262	$19,227

Balance at May 31, 2006	#	30,262	$19,227

Class B preference shares
Balance at November 30, 2005	#	341,240	$9,040,914
Accretion of discount on Class B preference shares		—	362,772
Class B preference shares converted to common shares		(24,000)	(669,038)
Tax benefit related to share issue costs		—	15,666

Balance at May 31, 2006	#	317,240	$8,750,314

Common shares
Balance at November 30, 2005	#	30,367,309	$15,373,529
Shares Issued to CHI shareholders (note 5)		1,067,975	752,948
Class B preference shares converted to common shares		1,411,764	927,959
Exercise of stock options		10,000	6,480

Balance at May 31, 2006	#	32,857,048	$17,060,916

Warrants
Balance at November 30, 2005	#	13,788,365	$4,286,060

Balance at May 31, 2006	#	13,788,365	$4,286,060

Additional paid-in capital
Balance at November 30, 2005			$3,995,835
Class B preference shares converted to common shares			(238,817)
Stock-based compensation			103,743

Balance at May 31, 2006			$3,860,761

Accumulated deficit
Balance at November 30, 2005			$(18,061,619)
Accretion of discount on Class B preference shares			(362,772)
Class B preference shares converted to common shares			(20,104)
Dividends on Class B preference shares			(526,406)
Net loss for the period			(1,231,793)

Balance at May 31, 2006			$(20,202,694)

Accumulated other comprehensive income
Foreign currency translation adjustment
Balance at November 30, 2005			$2,290,623
Adjustment for the three months ended February 28, 2006			147,709

Balance at February 28, 2006			2,438,332
Adjustment for the three months ended May 31, 2006			216,696

Balance at May 31, 2006			$2,655,028

Total stockholders’ equity			$16,429,612

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

OSI Geospatial Inc.	U.S. GAAP
Consolidated Statement of Cash Flows (unaudited)
Three and Six Months Ended May 31, 2006 and 2005
(expressed in U.S. dollars)

	Three Months Ended May 31,		Six Months Ended May 31,
	2006	2005	2006	2005

Cash flows from operating activities
Net loss for the period	$(2,137)	$(1,370,047)	$(1,231,793)	$(1,568,513)
Items not affecting cash
Depreciation and amortization	201,225	95,068	388,578	164,107
Stock-based compensation	78,569	10,725	103,743	12,961
Deferred income taxes	2,414	114,050	(7,594)	(78,239)

	280,071	(1,150,204)	(747,066)	(1,469,684)

Changes in non-cash working capital items
Accounts receivable	(1,636)	1,165,596	3,636,020	1,975,522
Inventory	(15,732)	(24,397)	(109,663)	(198,072)
Prepaid expenses and deposits	32,421	88,843	92,307	(153,706)
Accounts payable and accrued liabilities	630,745	1,073,781	(1,148,540)	379,972
Income taxes payable	(30,699)	60,915	(171,219)	60,915
Unearned revenue	126,302	(2,095)	377,912	(6,623)

	741,401	2,362,643	2,676,817	2,058,008

	1,021,472	1,212,439	1,929,751	588,324

Cash flows used in investing activities
Purchase of CHI Systems Inc., net of cash acquired	(239,642)	—	(8,122,800)	—
Purchase of Mapcon Mapping Consultants Inc., net of cash acquired	—	(972,421)	—	(972,421)
Decrease (increase) in marketable securities	98,531	—	(159,685)	—
Decrease (increase) in restricted cash	(60,000)	(175,271)	129,519	(175,271)
Additions to plant and equipment	(39,249)	(60,771)	(87,017)	(82,910)
Additions to intangibles and other assets	(52,723)	(19,211)	(92,999)	(30,278)

	(293,083)	(1,227,674)	(8,332,982)	(1,260,880)

Cash flows from (used in) financing activities
Payment to operating line of credit	—	(442,386)	—	—
Issue of common shares	6,480	—	6,480	—
Issue of Class B Series 2 preference shares and warrants, net of issue costs	—	13,798,195	—	13,798,195
Repurchase of Class B Series 1 preference shares	—	(2,298,327)	—	(2,298,327)
Class B preference share dividends declared and paid	(526,406)	(132,972)	(526,406)	(201,921)

	(519,926)	10,924,510	(519,926)	11,297,947

Translation adjustment	62,209	(243,712)	120,484	(171,500)

Increase (decrease) in cash	270,672	10,665,563	(6,802,673)	10,453,891

Cash and cash equivalents – beginning of period	1,148,881	—	8,222,226	211,672

Cash and cash equivalents – end of period	$1,419,553	$10,665,563	$1,419,553	$10,665,563

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

OSI Geospatial Inc.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Six Months Ended May 31, 2006 and 2005
(expressed in U.S. dollars)
1)	Basis of presentation

On April 12, 2006 at the Company’s annual general meeting its shareholders voted in favor of changing the Company’s name from Offshore Systems International Ltd. to OSI Geospatial Inc. The name change was effective June 5, 2006. For the purposes of this report, the Company is referred to by its new legal identity.

These unaudited interim consolidated financial statements have been prepared by management and include the accounts of OSI Geospatial Inc. and its subsidiaries, collectively referred to as the Company. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and all amounts herein have been expressed in U.S. dollars unless otherwise noted. These unaudited interim consolidated financial statements do not include all the information and footnote disclosures required for compliance with U.S. GAAP for annual financial statements applied on a consistent basis. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto. These unaudited interim consolidated financial statements conform in all material respects with Canadian generally accepted accounting principles (“Canadian GAAP”), except as disclosed in note 13.

The preparation of these unaudited interim consolidated financial statements and the accompanying notes requires management to make estimates and assumptions that affect the amounts reported. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim period presented are not necessarily indicative of the results expected for the full year.

2)	Nature of Operations

OSI Geospatial Inc. designs, develops, and markets software and systems for enhancing situational awareness in command, control, and intelligence applications. OSI Geospatial’s principal product is the proprietary ECPINS® line of electronic chart navigation systems for commercial and military customers. Collectively, OSI Geospatial and its subsidiaries are referred to as the Company. OSI Geospatial conducts its operations through three business units – International Systems Operations, U.S. Systems Operations and Mapping Operations. The Company’s International and U.S. Systems business units develop and produce geographic information display systems and software for the marine navigation, and command and control markets, and situational awareness products for land-based and aeronautical command and control markets. The Company’s Mapping business unit (formally the Geomatics business unit) provides digital land map and electronic nautical chart production services, and produces and distributes electronic nautical chart data.

3)	Adoption of Accounting Policies

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 123R, Share-Based Payment, (“SFAS 123(R)”) a revision to SFAS 123. SFAS 123(R) requires all share-based payments to be recognized in the financial statements based on their values using either a modified-prospective or modified-retrospective transition method.

Prior to December 1, 2005, the Company’s stock-based employee compensation plans were accounted for under the recognition and measurement provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related Interpretations, as permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation (“SFAS 123”). The Company did not recognize stock-based compensation costs in its statement of operations for periods prior to December 1, 2005, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of the grant.

OSI Geospatial Inc.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Six Months Ended May 31, 2006 and 2005
(expressed in U.S. dollars)
Effective December 1, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123(R), using the modified-prospective-transition method. Under this transition method, stock-based compensation cost recognized in the first three months of 2006 includes (a) compensation costs for all unvested stock-based awards based on the grant-date fair value, including those granted, modified or settled prior to September 1, 2005, that were previously disclosed on a pro forma basis, and (b) compensation cost for all stock-based awards granted subsequent to December 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R) .

As a result of adopting SFAS 123(R) on December 1, 2005, the Company’s loss before income taxes and net loss for the three and six month periods ended May 31, 2006 increased by $3,431 and $10,328 respectively.

4)	Accounting change

Change in reporting currency

Effective March 1, 2006 the Company adopted the U.S. dollar as its reporting currency. In general this change results from an increase in the overall proportion of business activities conducted in U.S. dollars. Under U.S. GAAP, the change was effected by translating assets and liabilities at the existing U.S./Canadian dollar foreign exchange spot rate on the last day of the month, while earnings were translated at the average rate for each month. Equity transactions have been translated at historical rates; with opening equity restated at the rate of exchange on December 1, 2001. The resulting net translation adjustment has been credited to the cumulative translation adjustment.

Prior to March 1, 2006 the reporting currency of the Company was Canadian dollars.

5)	Acquisitions

a) CHI Systems Inc.

On December 14, 2005, the Company acquired CHI Systems Inc., a United States defense contracting company. CHI Systems has multiple offices in the United States and is a supplier of technology and services to the U.S. Department of Defense and key defense prime contractors. Under the terms of the agreement, the Company paid approximately $9,000,000 for 100% of the outstanding shares of CHI Systems, of which $8,101,780 was paid in cash with the balance paid by the issuance of 1,067,975 common shares of the Company. The results of CHI Systems’ operations have been included in the consolidated financial statements commencing December 14, 2005.

The following table summarizes the fair value of the assets acquired and liabilities assumed by the Company at December 14, 2005, the date of acquisition. The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair values at December 14, 2005. The excess of the purchase price over the fair market value was recorded as goodwill. The allocation of the purchase price is preliminary and the final allocation may be subject to refinement in the next six months subject to the final review by an independent business valuator.

OSI Geospatial Inc.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Six Months Ended May 31, 2006 and 2005
(expressed in U.S. dollars)

Assets
Current assets	$2,058,446
Plant and equipment	224,834
Intangible and other assets	375,000
Goodwill	7,724,715

Total assets acquired	$10,382,995

Liabilities
Current liabilities not including deferred tax liabilities	715,285
Deferred tax liabilities	164,959

Total liabilities assumed	$880,244

Net assets acquired (cash and common share consideration)	$8,848,552
Direct acquisition costs incurred by the Company	654,199

Total acquisition costs	9,502,751
Less fair value of net identifiable assets acquired	1,778,036

Goodwill	$7,724,715

Cash of acquired operations	$627,004

The fair value of the assets acquired, including goodwill, and liabilities assumed in the acquisition have been “pushed down” to CHI Systems resulting in foreign currency revaluation at each reporting date.
The following table presents details of the purchased intangible assets:

	Estimated useful life	Amount
Patents	5 years	$130,012
Customer contracts	2 to 24 months	135,000
Customer relationships	1 to 3 years	109,988

Total intangible assets		$375,000

The pro forma OSI Geospatial consolidated operating results assuming the acquisition of CHI Systems International Inc. had occurred as of December 1, 2004 are as follows:

	3 Months Ended May 31,		6 Months Ended May 31,
	2006	2005	2006	2005
Revenue	$6,139,869	$4,599,708	$10,184,977	$9,091,587
Net Earnings (loss)	(2,137)	(1,218,449)	(1,261,998)	(1,342,649)
Net Earnings (loss) per share – basic and diluted	0.00	(0.04)	(0.04)	(0.05)
b) Mapcon Mapping Consultants Inc.
On April 8, 2005, the Company acquired all of the issued and outstanding shares of Mapcon Mapping Consultants Inc. (“Mapcon Mapping”) of Salt Lake City, Utah for cash consideration of $1,113,907. The acquisition was effective April 1, 2005. Mapcon Mapping was a privately-held land mapping company in the U.S. digital mapping production market. Information regarding this acquisition can be found in the company’s audited consolidated financial statements for the year ended November 30, 2005 as reported in our 2005 Annual Report filed on SEDAR at www.sedar.com or our annual Form 20-F report filed on EDGAR at www.sec.gov.

OSI Geospatial Inc.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Six Months Ended May 31, 2006 and 2005
(expressed in U.S. dollars)
6) Accounts receivable

	May 31, 2006	November 30, 2005

Trade	$3,117,571	$6,218,403
Unbilled revenue	3,674,284	2,564,049
Technology Partnerships Canada contribution	309,788	625,167
Other	139,852	48,026
Allowance for doubtful accounts	(17,679)	(36,250)

	$7,223,816	$9,419,395

7) Inventory

	May 31, 2006	November 30, 2005

Materials and components	$1,109,450	$937,554

8) Capital Stock
a) Class A preference shares
The Company has 30,262 (November 30, 2005 – 30,262) Class A preference shares outstanding that have a nominal value for financial statement purposes. These Class A preference shares are being held in escrow but are no longer subject to any escrow restrictions and may be converted at any time into common shares of the Company, by notice in writing from the holders.
b) Class B preference shares

	For the six months ended
	May 31, 2006
	Number of Class B
	preference
	shares	Amount
Balance – beginning of period	341,240	$9,040,914
Accretion of discount – Series 2	—	362,772
Converted to common	(24,000)	(669,038)
Tax benefit related to share issue costs	—	15,666

Balance – end of period	317,240	$8,750,314

OSI Geospatial Inc.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Six Months Ended May 31, 2006 and 2005
(expressed in U.S. dollars)
c) Issued and outstanding common shares

	For the six months ended
	May 31, 2006
	Number of
	common
	shares	Amount
Balance – beginning of period	30,367,309	$15,373,529
Shares issued to CHI shareholders (Note 4)	1,067,975	752,948
Class B Series 2 preference shares converted	1,411,764	927,959
Exercise of stock options	10,000	6,480

Balance – end of period	32,857,048	$17,060,916

During the three months ended May 31, 2006 24,000 Preference shares were converted into 1,411,764 common shares with an aggregate fair market value of $927,959. The Preference shares were reduced by $669,039, the carrying value of the shares converted, and the beneficial conversion feature attributed to the converted shares resulted in a deduction of $238,817 from additional paid in capital. The conversion resulted in an increase of $20,104 to deficit.
d) Warrants

	For the six months ended
	May 31, 2006
	Number of
	warrants	Amount
Balance – beginning of period	13,788,365	$4,286,060

Balance – end of period	13,788,365	$4,286,060

e) Stock option plans
A summary of the status of the Company’s stock option plans at May 31, 2006 is as follows:

		Weighted average
	Number of shares	exercise price
Outstanding – November 30, 2005	3,674,417	$0.87
Granted	247,500	0.67
Forfeited	(130,000)	0.83
Expired	(63,333)	0.90
Exercised	(10,000)	0.68

Outstanding and Exercisable – May 31, 2006	3,718,584	$0.86

OSI Geospatial Inc.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Six Months Ended May 31, 2006 and 2005
(expressed in U.S. dollars)
Stock-based compensation
For the three and six months ended May 31, 2006, the Company incurred non-cash stock-based compensation expense of $78,569 and $103,743 respectively, related to stock options granted to the end of May 31, 2006 (three and six month period ended May 31, 2005 — $10,725 and $12,961). The expense was included in general and administrative costs and was recorded in additional paid-in capital.
Of the $78,569, $74,142 relates to the 222,500 stock options granted during the quarter ended May 31, 2006.
The fair value of stock options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions by grant period:

	2006	2005
Risk-free interest rate	4.14%	2.20%
Volatility	53%	58%
Estimated average option lives	5 years	3 years
Dividend yield	0.0%	0.0%
f) Loss per share

	For the three months ended May 31,
	2006	2005

Net loss for the period	$(2,137)	$(1,370,047)
Less: Class B preference share dividends	(526,406)	(201,921)

Accretion of discount on Class B Series 1 preference shares	—	(316,103)
Accretion of discount on Class B Series 2 preference shares	(186,512)	(91,029)
Accretion of beneficial conversion feature on Class B Series 2 preference shares	—	(3,881,098)
Excess of carrying value of Class B Series 1 preference shares and beneficial conversion feature over repurchase consideration paid	—	300,159

Net loss available to common shareholders	$(715,055)	$(5,560,039)

Weighted average number of common shares outstanding – basic and diluted	32,301,357	27,488,074

Loss per share – basic and diluted	$(0.02)	$(0.20)

OSI Geospatial Inc.	U.S. GAAP
Consolidated Statement of Earnings (Loss) (unaudited)
(expressed in U.S. dollars)

	For the six months ended May 31,
	2006	2005

Net loss for the period	$(1,231,793)	$(1,568,513)

Less: Class B preference share dividends	(526,406)	(201,921)

Accretion of discount on Class B Series 1 preference shares	—	(337,802)
Accretion of discount on Class B Series 2 preference shares	(362,772)	(91,029)
Accretion of beneficial conversion feature on Class B Series 2 preference shares	—	(3,881,098)
Excess of carrying value of Class B Series 1 preference shares and beneficial conversion feature over repurchase consideration paid	—	300,159

Net loss available to common shareholders	$(2,120,971)	$(5,780,204)

Weighted average number of common shares outstanding – basic and diluted	31,790,928	27,488,074

Loss per share – basic and diluted	$(0.07)	$(0.21)

If all preferred shares were converted, and all warrants and options were exercised, there would be a total of 69,055,426 common shares outstanding at May 31, 2006 (May 31, 2005 – 66,696,813). As a result of the exercise of all warrants and options, the company would receive cash of $14,133,042 (May 31, 2005 — $11,572,200).

9)	Contingency

In July 2002, two of the Company’s subsidiaries, Offshore Systems Ltd. and Mapcon Mapping Ltd.(formerly OSI Geomatics Ltd.), and four employees became subject to a lawsuit for an undisclosed amount by Triathlon Ltd., a subsidiary of MacDonald, Dettwiler and Associates Ltd., related to use of confidential information and breach of fiduciary duty. No amount has been accrued at May 31, 2006 in respect of these claims because the potential liability for the claims and the amount of damages, if any, cannot be reasonably estimated. Management believe that the claims are without merit.

10)	Related party transactions

On April 11, 2005, E. Brinton Coxe, a director of the Company, assisted the Company in structuring and arranging the private placement financing. In consideration for his services, the Company paid him compensation of $671,529 and 350,000 common share purchase warrants. The cash compensation of $671,529 paid to Mr. Coxe included an adjustment in the amount of $13,093 to reflect exchange rate changes between the U.S. dollar and Canadian Dollar. Mr. Coxe has also participated in the financing by purchasing 100 units personally.

On April 8, 2005, Gerald J. Shields was elected to the Company’s Board of Directors and became a related party as he provides legal services to the Company through a law firm in which he has an interest.

11)	Income taxes

The Company is subject to income taxes in Canada and the United States and the use of estimates is required in determining the Company’s provision for income taxes. Although the Company believes its tax

OSI Geospatial Inc.	U.S. GAAP
Consolidated Statement of Earnings (Loss) (unaudited)
(expressed in U.S. dollars)
estimates are reasonable, the ultimate tax determination involves significant judgement that could become subject to audit by tax authorities in the ordinary course of business. The effective rate used to record income tax expense for the three and six months ended May 31, 2006 differed from the Canadian federal and provincial combined statutory tax rate primarily due to the change in valuation allowance to reflect those future tax benefits that were more likely than not to be realized, future income tax payments that will result from the payment of Class B preference share dividends and, also, items not deductible for income tax purposes. The change in effective tax rate from 2005 to 2006 was due primarily to the effect of the change in valuation allowance.

At May 31, 2006, the Company adjusted its valuation allowance against deferred tax assets to reflect the amount of the future tax benefit that was more likely than not to be realized. A valuation allowance continues to be provided against those deferred tax assets for which there is uncertainty of future realization.

	Three months ended May 31,		Six months ended May 31,
	2006	2005	2006	2005
Deferred income tax expense (recovery)	$(23,321)	$113,378	$(7,594)	$(94,440)
Current income tax expense	119,441	66,587	93,706	82,116

Income tax expense (recovery)	$96,120	$179,965	$86,112	$(12,324)

Effective tax rate	102%	(15%)	(8%)	(1%)

12)	Segmented information

The Company’s reportable segments are as outlined below. Accounting policies used by these segments are the same as those described in the significant accounting policies as disclosed in note 2 of the Company’s audited consolidated annual financial statements for the year ended November 30, 2005 prepared in accordance with U.S. GAAP. The Company defines reportable segments as components of the Company about which separate financial information is available and which is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Three Months Ended May 31, 2006
				Corporate
	International			and Public
	Systems	U.S. Systems	Mapping	Company
	Operations	Operations	Operations	Costs	Total

Revenue	$2,435,442	$2,370,117	$1,334,310	$—	$6,139,869
Gross profit	1,614,216	544,239	436,517	—	2,594,972
Technology Partnerships Canada — net	185,704	—	—	—	185,704
Interest expense	1	282	—	5,935	6,218
Income tax expense (recovery)	974	9,570	(2,122)	87,698	96,120
Net earnings (loss)	652,889	48,789	121,077	(824,892)	(2,137)
Plant and equipment expenditures	27,906	10,822	521	—	39,249
Intangible expenditures	18,509	13,216	20,998	—	52,723
Depreciation and amortization	$51,029	$79,461	$69,445	$1,290	$201,225

OSI Geospatial Inc.	U.S. GAAP
Consolidated Statement of Earnings (Loss) (unaudited)
(expressed in U.S. dollars)

Six Months Ended May 31, 2006
				Corporate
	International			and Public
	Systems	U.S. Systems	Mapping	Company
	Operations	Operations	Operations	Costs	Total

Revenue	$3,717,882	$4,221,681	$1,863,057	$—	$9,802,620
Gross profit	2,292,924	967,280	528,474	—	3,788,678
Technology Partnerships Canada — net	339,268	—	—	—	339,268
Interest expense	—	281	—	11,983	12,264
Income tax expense (recovery)	974	6,197	(8,757)	87,698	86,112
Net earnings (loss)	260,332	49,213	(119,999)	(1,421,339)	(1,231,793)
Plant and equipment expenditures	45,863	15,874	25,280	—	87,017
Intangible expenditures	51,238	13,179	28,582	—	92,999
Depreciation and amortization	$97,175	$151,698	$136,285	$2,420	$388,578

Three Months Ended May 31, 2005
				Corporate
	International			and Public
	Systems	U.S. Systems	Mapping	Company
	Operations	Operations	Operations	Costs	Total

Revenue	$783,226	$—	$750,019	$—	$1,533,245
Gross profit	93,515	—	223,162	—	316,677
Technology Partnerships Canada — net	347,927	—	—	—	347,927
Interest expense	4,373	—	74	2,503	6,950
Income tax expense (recovery)	114,050	—	65,915	—	179,965
Net earnings (loss)	(763,083)	—	(151,927)	(455,037)	(1,370,047)
Plant and equipment expenditures	51,786	—	8,985	—	60,771
Intangible expenditures	4,402	—	14,809	—	19,211
Depreciation and amortization	$94,082	$—	$—	$986	$95,068

Six Months Ended May 31, 2005
				Corporate
	International			and Public
	Systems	U.S. Systems	Mapping	Company
	Operations	Operations	Operations	Costs	Total

Revenue	$2,372,381	$—	$998,748	$—	$3,371,129
Gross profit	1,073,094	—	248,699	—	1,321,793
Technology Partnerships Canada — net	519,538	—	—	—	519,538
Interest expense	8,921	—	1,273	7,040	17,234
Income tax expense (recovery)	(58,672)	—	46,349	—	(12,324)
Net earnings (loss)	(290,277)	—	(283,614)	(994,622)	(1,568,513)
Plant and equipment expenditures	73,923	—	8,987	—	82,910
Intangible expenditures	13,810	—	16,468	—	30,278
Depreciation and amortization	$84,380	$—	$77,126	$2,601	$164,107

OSI Geospatial Inc.	U.S. GAAP
Consolidated Statement of Earnings (Loss) (unaudited)
(expressed in U.S. dollars)

				Corporate
	International			and Public
	Systems	U.S. Systems	Mapping	Company
Total assets employed	Operations	Operations	Operations	Costs	Total

As at May 31, 2006	$6,218,894	$10,520,044	$3,987,931	$—	$20,726,869

As at November 30, 2005	$17,648,501	$—	$3,553,353	$—	$21,201,854

     Geographically, revenues reported are based on the location of the Company’s customers.

	For the three months ended		For the six months ended
	May 31,	May 31,	May 31,	May 31,
	2006	2005	2006	2005

Europe	$214,969	$239,296	$387,582	$1,563,393
Australia/New Zealand	387,200	388,712	774,272	642,177
United States	4,562,929	514,621	6,848,260	677,463
Canada	974,771	390,616	1,792,506	488,096

Total	$6,139,869	$1,533,245	$9,802,620	$3,371,129

Geographically, plant and equipment and intangible and other assets are reported based on location. At May 31, 2006 and November 30, 2005, all of the Company’s plant and equipment and intangible and other assets were located in Canada and the U.S. as follows:

	May 31, 2006
	Canada	U.S.	Total
Plant and equipment	$839,677	$240,955	$1,080,632
Intangible and other assets	329,675	540,883	870,558

Total	$1,169,352	$781,838	$1,951,190

	November 30, 2005
	Canada	U.S.	Total
Plant and equipment	$817,459	$51,939	$869,398
Intangible and other assets	296,826	328,973	625,799

Total	$1,114,285	$380,912	$1,495,197

13)	Reconciliation of generally accepted accounting principles

The Company prepares its unaudited interim consolidated financial statements in accordance with U.S. generally accepted accounting principles which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to Canadian GAAP, except for the differences below as follows:

(a) Under Canadian GAAP, for stock option awards granted by the Company after December 1, 2003, the Company is required to recognize compensation when stock options are granted to employees and directors under stock option plans with no cash settlement feature based on the fair value method. As permitted by the standard, the Company had applied this change prospectively for new awards granted on or after December 1, 2003. Prior to December 1, 2005 under U.S. GAAP, the Company accounted for stock-based compensation to employees and directors in accordance with the intrinsic value method of the Accounting

OSI Geospatial Inc.	U.S. GAAP
Consolidated Statement of Earnings (Loss) (unaudited)
(expressed in U.S. dollars)
Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. Effective December 1, 2005, under U.S. GAAP the Company accounts for stock-based compensation to employees and directors in accordance with the fair value method of FASB Statement 123(R) “Accounting for Stock-based Compensation”

(b) Under Canadian GAAP, there is no requirement to record the beneficial conversion feature and accretion of discount when preference shares are issued with attached warrants. For U.S. GAAP purposes, during the fiscal years 2003 and 2005 the Company recorded beneficial conversion features of $455,425 and $3,881,027, respectively, on the issuance of Class B preference shares Series 1 and 2, as a reduction to the net earnings available to common shareholders calculated on the effective conversion price of the preference shares to common shares based on the proceeds allocated to the preference shares. In both cases, the conversion feature of the preference shares vested immediately and the Company recorded the accretion of the full amount of the beneficial conversion feature. For both the Series 1 and Series 2 Class B preference shares, the discount on these shares that resulted from the allocation of the gross proceeds to the Class B preference shares and to the attached warrants is accreted over the five-year life of the warrants. This resulted in an accretion of $186,512 and $362,773 to deficit for the three and six months ended May 31, 2006, respectively ($91,032 for the three and six months ended May 31, 2005).

(c) Under Canadian GAAP, there is a requirement for derivatives outside of hedging relationships to be recognized on the balance sheet at fair market value, however for derivatives in hedging relationships, Canadian GAAP does not specify how such derivatives should be recorded. As a result, under Canadian GAAP in some instances derivatives may not be recorded on the balance sheet. Under U.S. GAAP it is required that all derivatives be recorded as assets or liabilities, measured at fair value. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivative are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income. With respect to the ineffective portion of derivative’s changes in fair value, the Company had a foreign exchange gain of $12,131 for the three and six months ended May 31, 2006 (foreign exchange loss of $6,269 for the three and six months ended May 31, 2005) under U.S. GAAP which has not been recorded under Canadian GAAP.

(d) Under Canadian GAAP, the Company was not required to record stock-based compensation for stock options granted to third parties prior to December 1, 2001. Under U.S. GAAP, the Company is required to record stock-based compensation for options granted to third parties based on the fair value method as required by SFAS 123(R) retroactive for all prior periods. These stock based compensation transactions, result in differences of $649,092 (May 31, 2005 — $649,092) when compared to the same balances as previously reported under Canadian GAAP.

(e) For Canadian GAAP financial statement purposes, the Company’s 30,262 (November 30, 2005 — 30,262) Class A preference shares have been presented at a nominal value. For U.S. GAAP financial statement purposes, these shares have been presented at a value of $19,227.

(f) For Canadian GAAP financial statement purposes, the Company has recorded a cumulative translation adjustment of $2,655,028 (at November 30, 2005 $2,290,623) which is a separate component of shareholders’ equity. For U.S. GAAP purposes changes in the cumulative translation adjustment are included as a component of accumulated other comprehensive income.

OSI Geospatial Inc.	U.S. GAAP
Consolidated Statement of Earnings (Loss) (unaudited)
(expressed in U.S. dollars)
(g) If Canadian GAAP were followed:
i)	the effect on the Consolidated Statements of Earnings would be:

	For the three months ended		For the six months ended
	May 31,	May 31,	May 31,	May 31,
	2006	2005	2006	2005

Earnings (loss) for the period, U.S. GAAP	$(2,137)	$(1,370,047)	$(1,231,793)	$(1,568,513)
Adjustment for stock-based compensation (a),(d)	—	(169,685)	—	(189,632)
Adjustment for loss on derivative (e)	12,131	6,269	12,131	6,269

Earnings (loss) for the period, Canadian GAAP	$9,994	$(1,194,093)	$(1,219,662)	$(1,372,612)

Basic and diluted earnings (loss) per common share, Canadian GAAP	0.00	(0.04)	(0.04)	(0.05)
Weighted average number of common shares, basic and diluted, Canadian GAAP	32,301,357	27,488,074	32,301,507	27,488,074
ii)	Balance Sheet items which would differ under Canadian GAAP are as follows:

	May 31, 2006	November 30, 2005
Common shares (d)	$16,411,824	$14,724,437
Class B Series 2 preference shares (b)	7,431,150	8,517,064
Additional paid in capital (a), (b)	478,435	613,459
Accumulated Deficit (a), (b), (c), (d), (f)	12,209,165	11,215,678
Cumulative translation adjustment (f)	—	—
Accounts receivable (c)	7,211,685	—

Form 52-109FM2 – Certification of Interim Filings
I, Ken Kirkpatrick, President and Chief Executive Officer of Offshore Systems International Ltd., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Offshore Systems International Ltd., (the “issuer”) for the interim period ending May 31, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.
Date: July 11, 2006

/s/ “Ken Kirkpatrick”
Ken Kirkpatrick
President and Chief Executive Officer

Form 52-109FM2 – Certification of Interim Filings
I, John T. Sentjens, Vice President Finance of Offshore Systems International Ltd., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Offshore Systems International Ltd., (the “issuer”) for the interim period ending May 31, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.
Date: July 11, 2006

/s/ “John T. Sentjens”
John T. Sentjens
Vice President Finance

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	“ Ken Kirkpatrick”

Title: President & CEO
Date: July 14, 2006